CERTIFICATE OF ELIMINATION
OF THE SERIES A JUNIOR PARTICIPATING PREFERRED STOCK OF
OBAGI MEDICAL PRODUCTS, INC.

Pursuant to Section 151(g)
of the General Corporation Law
of the State of Delaware

                   Obagi Medical Products, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Company”), in accordance with the provisions of Section 151(g) of the General Corporation Law of the State of Delaware, hereby certifies as follows:

                    1.          That, pursuant to Section 151 of the General Corporation Law of the State of Delaware and authority granted in the Amended and Restated Certificate of Incorporation of the Company, as theretofore amended, the Board of Directors of the Company, by resolution duly adopted, authorized the issuance of fifty thousand (50,000) shares of a newly created series of Preferred Stock, designated the Series A Junior Participating Preferred Stock, par value $0.001 per share (the “Series A Preferred Stock”), and established the voting powers, designations, preferences and relative, participating and other rights, and the qualifications, limitations or restrictions thereof, and, on December 23, 2011, filed a Certificate of Designation with respect to such Series A Preferred Stock in the office of the Secretary of State of the State of Delaware.

                    2.          That no shares of said Series A Preferred Stock are outstanding and no shares thereof will be issued subject to said Certificate of Designation.

                    3.          That the Board of Directors of the Company has adopted the following resolutions:

RESOLVED, that all matters set forth in the Certificate of Designation filed by the Company with the office of the Secretary of State of the State of Delaware on  December 23, 2011 (the “Certificate”), designating 50,000 shares of a newly created series of Preferred Stock, the Series A Junior Participating Preferred Stock, par value $0.001 per share, of the Company (the “Series A Preferred Stock”), are hereby eliminated from the Company’s Amended and Restated Certificate of Incorporation, as amended;

RESOLVED, that the officers of the Company be, and hereby are, authorized and directed to file a certificate with the office of the Secretary of State of the State of Delaware setting forth a copy of these resolutions whereupon all matters set forth in the Certificate with respect to the Series A Preferred Stock shall be eliminated from the Company’s Amended and Restated Certificate of Incorporation, as amended;

                    4.          That, accordingly, all matters set forth in the Certificate of Designation with respect to the Series A Preferred Stock be, and hereby are, eliminated from the Amended and Restated Certificate of Incorporation, as heretofore amended, of the Company.

                    IN WITNESS WHEREOF, Obagi Medical Products, Inc. has caused this Certificate of Elimination to be executed by its duly authorized officer this 10th day of July, 2012.

By:	/s/ Preston S. Romm
Name:	Preston S. Romm
Title:	Chief Financial Officer and
Executive Vice President